
March 22, 2023

Craig Kesler
Chief Financial Officer
Eagle Materials Inc.
5960 Berkshire Lane, Suite 900
Dallas, Texas 75225

> **Re: Eagle Materials Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **Filed May 20, 2022**
> **File No. 001-12984**

Dear Craig Kesler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing